Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 450

(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ryan Gazda   (312)-521-1111

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Ryan Gazda _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Trust Capital Partners, LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



DONNA R ARIMURA
Official Seal
Notary Public -.State of Illinois
My Commission Expires Jan 13, 2020

_____
Signature

Senior Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Report of Independent Registered Public Accounting Firm

To the Member and Equity Owners
of Performance Trust Capital Partners, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 28, 2018

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 31,266,096
Receivables from clearing brokers	7,400,842
Receivables from repo counterparties	936,496
Receivables from affiliate and employees	1,458,252
Securities owned, at fair value (includes pledged securities of $150,216,558)	1,053,551,806
Prepaid expenses	1,830,407
Other assets	2,341,370
Total assets	**$1,098,785,269**

Liabilities and Member's Equity

Liabilities	
Payable to clearing broker	$ 722,339,314
Securities sold under agreements to repurchase	140,251,000
Securities sold, at fair value	115,377,492
Line of credit	12,500,000
Accounts payable, accrued expenses, and other liabilities	18,788,853
	1,009,256,659
Member's equity	89,528,610
Total liabilities and member's equity	**$1,098,785,269**

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company) is an Illinois limited liability company formed on December 29, 2006, and a wholly owned subsidiary of PT Financial Companies, LLC (the Parent). The Company was formed for the purpose of conducting business as an introducing broker-dealer and a registered investment advisor in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company may obtain short-term financing by borrowing from its clearing broker against its principal inventory positions, subject to collateral maintenance requirements.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities and derivatives transactions and related revenues and expenses are recorded at fair value on a trade-date basis. Realized gains and losses, and change in unrealized gains and losses, are reflected in principal transactions, net in the statement of operations. Interest income and expense are recognized on an accrual basis.

Receivables and payables for securities or derivatives transactions that have not reached their contractual settlement date are recorded in receivables from and payable to clearing broker(s) on the statement of financial condition.

Service revenues: Enterprise shape management fees are recorded each quarter as modeling services are performed. Enterprise shape management customers are charged a flat quarterly fee.

Investment banking fees are recorded as advisory and valuation services are completed, or substantially completed, in accordance with the terms of the clients' engagement letters. There are instances in which the Company earns on-going advisory fees, which are recognized over the period in which the related services are rendered.

Repurchase agreements: Transactions involving securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financing transactions. Repos are carried at their contract value on the statement of financial condition. Cash collateral held by the counterparties is included in receivables from repo counterparties in the statement of financial condition. Securities pledged as repo collateral are included in securities owned, at fair value in the statement of financial condition. Accrued interest on such transactions is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is considered a pass-through entity for federal income taxation purposes and is therefore not subject to federal income tax, but may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Subsequent events: The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

The Company is currently evaluating the potential impact of the following new accounting standards issued but not yet adopted:

Leases: In February 2016, the FASB issued new guidance for the accounting for leases which requires a lessee to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with a lease term of more than twelve months. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from the lease. The new guidance is effective for the Company's fiscal year that begins after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the potential impact on its financial statements and related disclosures.

Revenue recognition: In May 2014, the FASB issued new guidance for revenue recognition. The new guidance seeks to improve comparability by removing inconsistencies in revenue recognition practices. The core principles of the guidance requires companies to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. This guidance was further updated in March 2016 to clarify how companies should evaluate the principal versus agent aspects of the previously issued revenue guidance. The new guidance is effective for the Company's fiscal year that begins after December 15, 2017.

The Company has the following revenue streams:

- Trading revenue from principal transactions, net
- Interest income
- Investment banking fees
- Enterprise shape management fees

The Company's trading revenue from principal transactions is not affected by the new revenue recognition guidance. Trading revenue from principal transactions will continue to be recorded at fair value on a trade basis as customer contracts do not make reference to any specific spread, mark-up, or discount designations.

The Company's interest income is not affected by the new revenue recognition guidance. Interest income will continue to be recognized on an accrual basis.

The Company's investment banking fees are comprised of M&A advisory fees, valuation fees, advisory consulting fees and private placement fees – and will be evaluated under the new revenue recognition standard.

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

All other sources of income for the Company are not deemed significant or recurring and not to be affected by the new revenue recognition guidance.

Note 2.   Receivables from and Payable to Clearing Brokers

Amounts receivable from and payable to clearing brokers at December 31, 2017 consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 100,000	$ -
Receivable from clearing broker (cash)	6,501,911	-
Payable to clearing broker	-	731,883,914
Unsettled securities transactions	-	1,070,890
Open trade equity on futures contracts	798,931	-
Open trade equity on TBA contracts	-	59,652
Bond interest and principal receivable	-	(10,675,142)
	$ 7,400,842	$ 722,339,314

The amount payable to the clearing broker relates to principal transactions and is collateralized by securities owned by the Company. The Company is required to maintain a $100,000 deposit with its clearing broker-dealer.

The amount of open trade equity on TBA contracts is presented above as a net balance. As of December 31, 2017, the balance of open trade equity on TBA contracts was comprised of an asset of $179,818 and a liability of $239,470.

Note 3.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary for each financial instrument and is affected by a wide variety of factors, including, for example, the type of security, whether the security is a new issue, the liquidity of markets, and other characteristics particular to the security or instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Actively traded listed futures and TBA contracts are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. To the extent the inputs are observable and timely, mortgage-backed securities, asset-backed securities and state and municipal bonds would be categorized in Level 2 of the fair value hierarchy; otherwise they would be categorized in Level 3. These fair values are estimated using pricing models that discount the anticipated cash flows to present value assuming market discount rates of securities with similar characteristics. These models use a variety of observable inputs, including but not limited to, prepayment speeds, estimated cash flows, spreads to the Treasury curve or other reference rates, underlying loans and collateral, credit rating, default rates, and loss severity rates.

Note 3.   Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

		Total		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)
Receivables from clearing broker:						
Open trade equity on futures contracts	$	798,931	$	798,931	$	-
Payable to clearing broker:						
Open trade equity on TBA contracts	$	59,652	$	59,652	$	-
Securities owned:						
Agency mortgage-backed securities	$	804,713,621	$	-	$	804,713,621
State and municipal obligations		174,633,095		-		174,633,095
Non-agency mortgage-backed securities		74,205,090		-		74,205,090
	$	1,053,551,806	$	-	$	1,053,551,806
Securities sold:						
US government treasury securities	$	115,377,492	$	-	$	115,377,492

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2017.

Note 4.   Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements to finance the purchase of securities in its investment portfolio. Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets or similar assets in the future. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase agreements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the close of each borrowing. The Company maintains the beneficial interest in the specific investments pledged during the term of the repurchase agreement and receives the related principal and interest payments. In response to declines in fair value of pledged assets due to changes in market conditions or the publishing of monthly security paydown factors, lenders typically require the Company to fund cash margin accounts in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The borrowings bear interest at a variable market rate and have an open maturity date.

Performance Trust Capital Partners, LLC

Notes to the Statement of Financial Condition

Note 4. Securities Sold Under Agreements to Repurchase (Continued)

As of December 31, 2017, the fair value of securities posted as collateral under open repurchase agreements was approximately $150.2 million. Due to the short duration of securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal.

The following table provides a detail of the remaining contractual maturity of securities sold under agreements to repurchase as of December 31, 2017:

	Overnight and Continuous	Other	Total
Securities sold under agreements to repurchase:			
Agency mortgage-backed securities	$ 140,251,000	$ -	$ 140,251,000

Note 5. Derivative Instruments

The Company uses derivative financial instruments to hedge market risk primarily due to exposure to fluctuations in interest rates in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market with changes in fair values reflected in the statement of operations. These derivatives are recorded on the statement of financial condition in receivables from and payable to clearing broker(s), and the related realized and change in unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. These financial instruments expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

As of December 31, 2017, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition:

Type	Fair Value	Notional Value
Receivables from clearing brokers:		
Interest rate futures contracts	$ 798,931	$ 273,800,000
Payable to clearing broker:		
Mortgage-backed TBA securities	$ 59,652	$ (467,530,000)

Mortgage-backed TBA securities are presented on a net basis. All other figures are presented gross and are not affected by offsetting.

During the year ended December 31, 2017, the total notional amount of futures contracts traded by the Company was approximately $65.3 billion. The Company also traded total notional value of approximately $36.5 billion of mortgage-backed TBA securities during the year.

For the year ended December 31, 2017, the monthly average number of derivative contracts bought and sold was approximately 50,000.

Note 6. Retirement Plans

The Company participates in a profit sharing plan and a cash balance plan operated by the Parent for the benefit of substantially all employees of the Company.

Note 7. Related-Party Transactions

The Company has a Services Agreement with the Parent dated January 1, 2012. Included in this agreement is the cost the Company pays to the Parent for the use of office space, furniture and equipment. The Company and the Parent occasionally borrow from each other, as necessary. At December 31, 2017, the Parent owed the Company $288,554, which is included in receivables from affiliates and employees in the statement of financial condition. At December 31, 2017, the Company also had another due from affiliate balance of $1,000,000, which is included in receivables from affiliates and employees in the statement of financial condition.

Certain employees of the Company have consulting agreements with the Company.

From time to time, the Company may provide advances to its employees. At December 31, 2017, employees owed the company $169,698, which is included in receivables from affiliate and employees in the statement of financial condition.

Note 8. Significant Risks and Concentrations of Risk

The Company is subject to various risks including concentrations of credit, liquidity, market and off-balance sheet risk. The Company attempts to manage these risks on a dynamic basis.

In the event a counterparty does not fulfill its obligations the Company may be exposed to credit risk. The Company is engaged in trading with broker-dealers, banks, and other financial institutions as well as brokerage activities executed on a principal or riskless-principal basis with customers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions. Customer credit risk is partially mitigated by the use of delivery-versus-payment accounts through custodians and safekeepers. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker-dealer and a futures commission merchant (collectively, the "clearing brokers") for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker-dealer and futures commission merchant's obligation to comply with rules and regulations of the SEC or CFTC, respectively. The Company attempts to manage this risk by periodically reviewing collateral requirements and removing excess funds above the minimum requirement.

Market risk arises due to fluctuations in interest rates that may result in changes in the values of financial instruments. The Company manages its exposure to market risk resulting from trading activities through the use of derivatives transactions to hedge exposure in securities inventory. The Company prepares portfolio composition reports for review by the Company's risk management function.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 9.   Commitments and Contingent Liabilities

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial condition.

In the normal course of business, the Company acts as a principal in when-issued securities. Transactions relating to such commitments that were open as of December 31, 2017, and were subsequently settled had no material effect on the financial statements as of that date.

The Company entered into one agreement with a commercial bank for a $12,500,000 line of credit which matures on April 15, 2018. The line of credit bears interest at a variable market rate based on the one month rate offered in the London Interbank Eurodollar market (1.57% at December 31, 2017). The line of credit was approved by FINRA as good regulatory capital in May 2017. As of December 31, 2017, the Company had the full $12,500,000 drawn on the line of credit and is reported as line of credit on the statement of financial condition.

The Company typically enters into leases for its satellite offices for one year terms with annual renewal options, which are typically exercised at the fair market lease rate at the time. However, the Company has entered into several leases which extend into periods beyond one year from the date of these financial statements. Future minimum lease commitments are:

Year ending December 31:

2018	$	647,315
2019		533,769
2020		295,355
2021		-
2022		-
	$	1,476,439

Note 10. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

Note 11. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $50,444,572, which was $49,221,390 in excess of its required net capital of $1,223,182. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.